UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

       Information to be included in statements filed pursuant to 13d-1(a) and amendments thereto filed pursuant to 13d-2(a)

                    Under the Securities Exchange Act of 1934
                           (Amendment No. __________)

                        INTERVEST BANCSHARES CORPORATION
                                (Name of Issuer)

                      Class A Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                   460927 106
                                 (CUSIP Number)

                             Thomas E. Willett, Esq.
                           Harris Beach & Wilcox, LLP
                              130 East Main Street
                            Rochester, New York 14604
                                 (716) 232-4440

 (Name, Address and Telephone Number of Person Authorized to Receive Notes and
                                 Communications)


                                 March 10, 2000

             (Date of Event which requires filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ____.

CUSIP No. 981500101                                     Page 2 of 4 Pages

      1       NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Helene D. Bergman

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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a)     o
                                                         (b)     o
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      3       SEC USE ONLY

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      4       SOURCE OF FUNDS
              PF
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      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             o
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      6       CITIZENSHIP OR PLACE OF ORGANIZATION
              United States
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                              7       SOLE VOTING POWER
        NUMBER OF
                                      476,000
         SHARES       --------------------------------------------------------
                              8       SHARED VOTING POWER
      BENEFICIALLY
                                      476,000     *Shares owned by spouse
        OWNED BY      --------------------------------------------------------
                              9       SOLE DISPOSITIVE POWER
          EACH
                                      476,000
        REPORTING     --------------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
         PERSON
                                      476,000      *Shares owned by spouse
          WITH        --------------------------------------------------------


     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              952,000
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     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
                                                                     o
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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              26.93%
------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
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                                  Page 2 of 4

Item 1.  Title and Class of Securities.

This Schedule relates to the Class A Common Stock, par value $1.00 per share, of Intervest Bancshares Corporation (the "Issuer"). The address of the Issuer's principal executive offices is:

                        10 Rockefeller Plaza (Suite 1015)
                            New York, New York 10020

Item 2.  Identity and Background

This Schedule is being filed by Helene D. Bergman.

Item 3.  Source and Amount of Funds or Other Consideration

This Schedule is being filed in connection with Ms. Bergman's acquisition of 203,250 shares of Class A Common Stock of the Issuer. The shares were acquired in exchange for the shares of capital stock of Intervest Corporation of New York ("ICNY") in the merger of ICNY Acquisition Corporation, a wholly-owned subsidiary of Intervest Bancshares Corporation, into ICNY (the "Merger").

Item 4.  Purpose of Transaction.

Personal investment.

Item 5.  Interest in Securities of Issuer.

         (a)      952,000  shares  of Class A Common  Stock,  which  constitutes
                  approximately   26.93%  of  the   Issuer's   total  number  of
                  outstanding shares of Common Stock.

         (b) Ms. Bergman has sole power to vote and dispose of 476,000 shares of Class A Common Stock of the Issuer. She has shared power, with her spouse, to vote and dispose of 476,000 shares of Common Stock of the Issuer which his spouse owns.

         (c) On March 10, 2000, Ms. Bergman acquired 203,250 shares of Class A Common Stock of the Issuer in the Merger.

         (d)      Not applicable.

         (e)      Not applicable.


Item 6. Contracts, Arrangements, Undertakings or Relationships with respect to Securities of the Issuer.

No contracts, arrangements, understandings or relationships exist among the person named in Item 2 above, or any other person with respect to any securities of the Issuer, including by not limited to, transfer or voting of such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 21, 2000                 /s/ Helene D. Bergman
                                     -------------------------------------
                                                 (Signature)


                                               Helene D. Bergman
                                     -----------------------------------
                                                    (Name)
























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